December 3, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       Chicago Atlantic Real Estate Finance, Inc.

Registration Statement on Form S-11

(Registration No. 333-260505)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, as amended, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Chicago Atlantic Real Estate Finance, Inc. that the effective date of the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 7, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 517 copies of the preliminary prospectus dated November 30, 2021 through the date hereof, to underwriters, dealers, institutions and others.

In connection with the preliminary prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

JMP SECURITIES LLC

As Representative of the several underwriters

[SIGNATURE PAGES FOLLOW]

JMP Securities LLC

By: /s/ Jorge Solares-Parkhurst
Title: Managing Director, Corporate Finance

As representative of the several underwriters.

Cc:	Christopher J. Bellini, Cozen O’Connor P.C.
Seth Popick, Cozen O’Connor P.C.